CUSP No. 560345308
EXHIBIT 1
STOCK TENDER AND VOTING AGREEMENT
(JOHN F. ANTIOCO)
     STOCK TENDER AND VOTING AGREEMENT dated as of May 19, 2006 (this “Agreement”), by and among Briad Main Street, Inc., a Nevada corporation (“Parent”), Main Street Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the persons listed on attached Schedule 1 (each a “Stockholder,” and collectively, the “Stockholders”).
Recitals
     WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent, Purchaser, and Main Street Restaurant Group, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), pursuant to which (a) Purchaser will make a cash tender offer for all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), subject to the terms and conditions of the Merger Agreement (such offer as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”), and (b) Purchaser will be merged with and into the Company (the “Merger”);
     WHEREAS, as an inducement and a condition to Parent entering into the Merger Agreement, pursuant to which the Stockholders will receive the consideration provided for in the Merger Agreement upon conversion of the shares of Common Stock owned by the Stockholders, each Stockholder has agreed to enter into this Agreement; and
     WHEREAS, capitalized terms used in this Agreement and not otherwise defined shall have the same meanings in this Agreement as in the Merger Agreement.
Agreement
     NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the parties agree as follows:
     1. Tender of Shares.
          (a) Provided that the Offer is not amended in a manner prohibited by the Merger Agreement, each Stockholder severally agrees to validly tender, pursuant to and in accordance with the terms of the Offer, not later than the close of business on the tenth (10th) calendar day after the Offer commences, all shares of Common Stock owned by such Stockholder as of the date of this Agreement and any shares of Common Stock hereafter acquired by such Stockholder (all such shares owned as of the date hereof and all such shares hereafter acquired, the “Shares”) and not to withdraw such tender. Each Stockholder hereby severally acknowledges and agrees that Purchaser’s obligation to accept for payment and pay for the Shares is subject to the terms and conditions of the Offer and the Merger Agreement.
          (b) Each Stockholder hereby severally agrees to permit Purchaser to publish and disclose in the Offer Documents (and any other press release or announcement that may be issued in accordance with the terms of the Merger Agreement) and, if approval of the stockholders of the Company is sought or given under applicable law, the Proxy Statement (including all documents and schedules filed with the SEC), such Stockholder’s identity and intent with respect to the Shares and the nature of such Stockholder’s commitments, arrangements, and understandings under this Agreement.
     2. Provisions Concerning Common Stock.
          (a) Agreement to Vote. Each Stockholder hereby severally covenants and agrees that, during the period commencing on the date of this Agreement and continuing until the earlier of (i) the termination of the Merger Agreement and (ii) the Effective Time (such period, the “Voting Period”), at any meeting of the holders of the Common Stock of the Company, however called, and at any adjournment thereof, and in connection with any written consent, vote, or approval of the holders of any Common Stock, such Stockholder shall vote or give a written consent of (or cause to be voted or written consent to be given) all of his, her, or its Shares, now or hereafter acquired (the “Stockholder’s Shares”) (A) in favor of the Merger and the adoption and approval of the Merger Agreement, the terms thereof, the transactions contemplated thereby, and any actions required or reasonably requested by Parent in furtherance thereof, (B) against any action, transaction, or agreement that would result in a breach in any material respect of any covenant or agreement of the Company under the Merger Agreement, and (C) against any Acquisition Proposal other than the Merger and against any proposed action or transaction that could reasonably be expected to impede, frustrate, nullify, prevent or materially delay consummation of the Merger or is otherwise in any material respect inconsistent therewith. Each Stockholder by this Agreement agrees that such Stockholder shall not enter into any voting or other agreement or understanding with any person the effect of which would be to violate the provisions, covenants, and agreements contained in this Section 2.
          (b) Grant of Irrevocable Proxy. Each Stockholder hereby severally and irrevocably grants to, and appoints, Purchaser and any designee of Purchaser, and each of them individually, such Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in the name, place, and stead of such Stockholder, to vote or act by written consent during the Voting Period with respect to such Stockholder’s Shares in accordance with Section 2(a). This proxy is given to secure the performance of the duties of each Stockholder under this Agreement. Each Stockholder affirms that this proxy is coupled with an interest and shall be irrevocable during the Voting Period. Each Stockholder shall severally take such further action or execute such other instruments as may be necessary or reasonably requested by Parent to effectuate the intent of this proxy. THE AUTHORITY GRANTED HEREUNDER SHALL BE (I) IRREVOCABLE DURING THE VOTING PERIOD, AND (II) DEEMED TO BE COUPLED WITH AN INTEREST SUFFICIENT IN LAW AS REQUIRED BY SECTION 212 OF THE DGCL.
          (c) Other Proxies Revoked. Each Stockholder severally represents and warrants that any proxies heretofore given in respect of such Stockholder’s Shares are not irrevocable, and that all such proxies have been or are hereby revoked. The parties acknowledge that John F. Antioco is subject to certain voting notification requirements pursuant to the Marital Settlement Agreement, dated November 21, 2003, between John F. Antioco and Lorraine Antioco.

     3. Option Shares.
          (a) Subject to the terms and conditions set forth in this Agreement, each Stockholder hereby severally grants to Parent an option (each, an “Option,” and collectively, the “Options”) to purchase, in whole but not in part, such Stockholder’s Shares at a purchase price per share equal to the Merger Price in cash.
          (b) Parent may exercise an Option, in whole but not in part, at any time and from time to time, if and only if such Stockholder shall have breached Section 1 or Section 2 of this Agreement. If an Option becomes exercisable, such Option may be exercised at any time prior to December 31, 2006.
          (c) In the event that Parent wishes to exercise an Option, it shall send to the Stockholder who granted such Option a written notice (the date of which is referred to as the “Notice Date”) to that effect which notice shall also specify a date not earlier than three (3) business days nor later than ten (10) business days from the Notice Date for the closing of such purchase (the “Option Closing Date”); provided, however, that (i) if the closing of the purchase and sale pursuant to such Option (an “Option Closing”) cannot be consummated by reason of any applicable judgment, decree, order, law, or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and (ii) without limiting the foregoing, if prior notification to or approval of any Governmental Entity is required in connection with such purchase or any other transaction contemplated hereby, Parent and such Stockholder shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and, in the case of any prior notification or approval required in connection with such purchase, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. The place of the Option Closings shall be at the offices of Pryor Cashman Sherman & Flynn LLP, 410 Park Avenue, 10th Floor, New York, New York 10022, or such other place as the parties may agree.
          (d) At each Option Closing, Parent (or its designee) shall pay to the Stockholder an amount equal to the product of (i) the Merger Price and (ii) the number of such Stockholder’s Shares subject to purchase pursuant to such Stockholder’s Option. Such payment shall be in immediately available funds by wire transfer to a bank account designated in writing by such Stockholder.
          (e) Parent hereby represents that the shares of capital stock purchased by Parent pursuant to the Options will be acquired for investment only and not with a view to any public distribution thereof, and Parent shall not offer to sell or otherwise dispose of any shares so acquired by it in violation of the registration requirements of the Securities Act.
          (f) At each Option Closing, simultaneously with the delivery of the amount specified in Section 3(d), each Stockholder shall severally deliver to Parent (or its designee) a certificate or certificates representing such Stockholder’s Shares to be purchased at the Option

Closing duly endorsed or with executed blank stock power attached, all of which shares of such Stockholder’s Shares shall be free and clear of all liens, claims, charges, and encumbrances of any kind whatsoever, except for such encumbrances or proxies in favor of Parent arising under this Agreement.
     4. Representations and Warranties of Each Stockholder. Each Stockholder hereby severally, and not jointly, represents and warrants to Parent and Purchaser (as to such Stockholder) as follows:
          (a) Authority. Such Stockholder has all necessary legal capacity, power, and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by such Stockholder and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of such Stockholder and, assuming the due authorization, execution, and delivery of this Agreement by Parent and Purchaser, this Agreement constitutes a legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium, or similar laws affecting the rights and remedies of creditors generally and by equitable principles of general application (regardless of whether such enforceability is considered in a proceeding at law or in equity).
          (b) Ownership of the Shares. Such Stockholder is the record and beneficial owner of, and has good and marketable title to, such Stockholder’s Shares listed beside such Stockholder’s name on Schedule 1 attached hereto, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever, and such Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Stockholder’s Shares subject to this Agreement. Such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 1, 2 and 3, sole power of disposition, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Shares, with no material limitations, qualifications, or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement except that John F. Antioco is subject to certain voting notification requirements pursuant to the Marital Settlement Agreement, dated November 21, 2003, between John F. Antioco and Lorraine Antioco.
          (c) Consents and Approvals; No Violation. (i) Except as may be required by the Exchange Act or the HSR Act, no filing with, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated by this Agreement and (ii) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated by this Agreement or compliance by such Stockholder with any of the provisions of this Agreement shall (A) conflict with or result in any breach of any applicable documents to which such Stockholder is a party, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any third party right of termination, cancellation, amendment, or acceleration) under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which such Stockholder is a party, or (C) violate any order, writ, injunction, decree, judgment, statute, rule, or regulation applicable to such Stockholder, except in each case where the absence of filing or authorization, conflict, violation, breach, or default would not materially impair the ability of such Stockholder to consummate the transactions contemplated by this Agreement.
          (d) No Finder’s Fees. Except as disclosed pursuant to the Merger Agreement, no broker, investment banker, financial advisor, or other person is entitled to any broker’s, finder’s, financial advisor’s, or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Stockholder.
     5. Representations and Warranties of Parent and Purchaser. Parent and Purchaser hereby represent and warrant to each Stockholder as of the date of this Agreement as follows:
          (a) Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.
          (b) Corporate Authorization; Validity of Agreement; Necessary Action. Each of Parent and Purchaser has all corporate power and authority necessary to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser, and, assuming the due authorization, execution, and delivery of this Agreement by the Stockholders, this Agreement constitutes a legal, valid, and binding obligation of Parent and Purchaser, enforceable against them in accordance with its terms, except as such enforceability may be limited by bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium, or similar laws affecting the rights and remedies of creditors generally and by equitable principles of general application (regardless of whether such enforceability is considered in a proceeding at law or in equity).
          (c) Consents and Approvals; No Violation. Neither the execution nor delivery of this Agreement by Parent or Purchaser nor the consummation by Parent or Purchaser of the transactions contemplated by this Agreement nor compliance by Parent or Purchaser with any of the provisions of this Agreement shall (i) conflict with or result in any breach of any provision of the articles or certificates of incorporation, bylaws, or similar governing documents of Parent or Purchaser, (ii) except as may be required by the Exchange Act or the HSR Act, require any filing with, or permit, authorization, consent, or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents, or approvals or to make such filings would not materially impair the ability of Parent or Purchaser to consummate the transactions contemplated by this Agreement), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, or acceleration) under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement, or other instrument or obligation to which

Parent or Purchaser is a party or by which they or any of their properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, judgment, statute, rule, or regulation applicable to Parent or Purchaser or any of their properties or assets, except in the case of clauses (iii) and (iv) for violations, breaches or defaults, or rights of termination, amendment, cancellation, or acceleration that would not materially impair the ability of Parent or Purchaser to consummate the transactions contemplated by this Agreement.
     6. Covenants of Each Stockholder. Each Stockholder severally covenants and agrees as follows:
          (a) Restriction on Transfer, Proxies, and Non-Interference. Except as contemplated by this Agreement or the Merger Agreement, such Stockholder shall not (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to, or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment, or other disposition of, any or all of such Stockholder’s Shares; (ii) grant any proxies or powers of attorney, deposit any of such Stockholder’s Shares into a voting trust or enter into a voting agreement with respect to any of such Stockholder’s Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in this Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling or delaying such Stockholder from performing such Stockholder’s obligations under this Agreement.
          (b) Stop Transfer; Changes in Subject Shares. Such Stockholder agrees with, and covenants to, Parent and Purchaser that (i) this Agreement and the obligations hereunder shall attach to such Stockholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership shall pass, whether by operation of law or otherwise, (ii) upon the request of Parent such Stockholder shall deliver certificates representing the Stockholder’s Shares to be legended to the effect that such Shares are subject to this Agreement, and (iii) such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of such Stockholder’s Shares, unless such transfer is made in compliance with this Agreement.
          (c) Dissenter’s Rights. Such Stockholder agrees not to exercise any dissenter’s rights (including, without limitation, under Section 262 of the DGCL) that may arise with respect to the Merger.
     7. Fiduciary Duties. Each Stockholder signs this agreement solely in such Stockholder’s capacity as an owner of such Stockholder’s Shares and no person executing this Agreement who is during the term of this Agreement a director or officer of the Company makes any agreement or understanding in this Agreement in his or her capacity as director or officer. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements set forth in this Agreement shall not prevent the Stockholder or any of such Stockholder’s designees serving on the Company’s Board of Directors or as any officer or employee of the Company from taking any action while acting in the capacity of a director, officer, or employee of the Company in satisfying such Stockholder’s fiduciary duties solely with respect to such capacity.

     8. Miscellaneous.
          (a) Further Assurances. From time to time, at any other party’s reasonable request and without further consideration, each party shall execute and deliver such additional documents and take all such further lawful action as may be necessary or reasonably requested to consummate and make effective the transactions contemplated by this Agreement.
          (b) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.
          (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties.
          (d) Amendments and Waivers. This Agreement may not be amended, changed, supplemented, waived, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the relevant parties.
          (e) Notices. All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications under this Agreement shall be delivered to the respective parties at the following addresses:
          If to the Stockholders: At the address set forth beside each Stockholder’s name listed on Schedule 1.
          with copies to:
Main Street Restaurant Group, Inc.
5050 N. 40th Street, Suite 200
Phoenix, Arizona 85018
Facsimile: (602) 852-0001
Attention: Chief Executive Officer
          and to:
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
Facsimile: (602) 445-8603
Attention: Brian H. Blaney, Esq.

          If to Parent or Purchaser:
BR Main Street, Inc.
c/o The Briad Group
78 Okner Parkway
Livingston, New Jersey 07039
Facsimile: (973) 369-1303
Attention: Bradford L. Honigfeld
          with copies to:
Pryor Cashman Sherman & Flynn LLP
410 Park Avenue, 10th Floor
New York, New York 10022
Facsimile: (212) 421-4100
Attention: Blake Hornick, Esq.
or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
          (f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provision or portion of any provision had never been contained in this Agreement.
          (g) Specific Performance. Each of the parties recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other parties to sustain damages for which they would not have an adequate remedy at law for money damages, and therefore each of the parties agrees that, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.
          (h) Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect of this Agreement at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.
          (i) No Waiver. The failure of any party to exercise any right, power, or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligations under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement shall not constitute a waiver by such party of its right to exercise any such or other right, power, or remedy or to demand such compliance.

          (j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person who or which is not a party to this Agreement.
          (k) Governing Law. This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the internal laws of the State of Delaware without regard to principles of conflicts of law.
          (l) Descriptive Headings. The descriptive headings used in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
          (m) Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.
     9. Termination. This Agreement and the covenants and agreements set forth in this Agreement shall terminate upon the earlier to occur of (a) any termination of the Merger Agreement, and (b) the Effective Time.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, Parent, Purchaser, and each Stockholder have caused this Stock Tender and Voting Agreement to be duly executed as of the day and year first above written.

BRIAD MAIN STREET, INC., a Nevada corporation

By: /s/ Bradford L. Honigfeld

Name: Bradford L. Honigfeld
Title: President

MAIN STREET ACQUISITION CORPORATION, a Delaware corporation

By: /s/ Bradford L. Honigfeld

Name: Bradford L. Honigfeld
Title: President

/s/ John F. Antioco

JOHN F. ANTIOCO

ANTIOCO LIMITED PARTNERSHIP

By: The Antioco LLC
Its: General Partner

By: /s/ John F. Antioco

Name:	John F. Antioco
Its:	Manager

THE ANTIOCO LLC

By: /s/ John F. Antioco

Name:	John F. Antioco
Its:	Manager

SCHEDULE 1

Number of Shares
Name and Address of Stockholder	of Common Stock
John F. Antioco	1,151,211
3535 Gillespie Street, #304
Dallas, TX 75219

Antioco Limited Partnership	1,710,316
3535 Gillespie Street, #304
Dallas, TX 75219

The Antioco LLC	2,704
3535 Gillespie Street, #304
Dallas, TX 75219